Exhibit 99.1

Medigus: Charging Robotics Ltd. Assigned First Distributer for its Wireless EV Robotic Charging Pad

Automax Motors, an Israeli vehicle importer, will have exclusive distribution rights in Israel and Greece

OMER, Israel, June 17, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that Charging Robotics Ltd., a wholly owned subsidiary of the company, signed a definitive distribution agreement with Automax Motors Ltd., an Israeli public company traded in Tel Aviv Stock Exchange (AMX.TA). The agreement is for an exclusive distribution of its wireless robotic charging pad in Israel and Greece for a period of five years, with an extension option for an additional five years. Automax Motors will market the wireless robotic charging pad for electric vehicles, once fully developed by Charging Robotics, and will be responsible for obtaining all the necessary licenses, permits and approvals for the import, marketing and distribution of such product.

As part of the definitive agreement, Automax Motors will pay Charging Robotics a one-time payment of $50,000 for its appointment as an exclusive distributor in Israel and Greece. Additionally, Automax Motors will have a five year option to purchase up to 5% of Charging Robotics’ ordinary shares at a $30 million pre-money valuation on a fully diluted basis, upon completion of Charging Robotics’ first financing round. Furthermore, Automax Motors will have an additional option, for five years, to purchase ordinary shares of up to 5% of the amount of shares that Charging Robotic will issue in any subsequent round, following the first financing round, at a price per share to be determined in any such round.

Automax Motors, which is engaged in the parallel import of a variety of leading automobile brands into Israel, has eight sales offices in Israel and an online sales branch, a vehicle preparation and licensing facility, logistics centers in Israel and overseas, a license to import spare parts for vehicles and post-sales service network.

Charging Robotics is developing an on-demand autonomous charging system to be used anywhere, anytime. The wireless charging system being developed is intended to be self-aligning to electric vehicle battery chargers. The state-of-the-art autonomous Wireless Power Transfer (WPT) technology, once developed, is intended to seamlessly and efficiently charge the vehicle upon demand, it will carry the Wireless Power Transfer from a charging station or charging truck, to a customer’s vehicle that needs electric charging.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus is using forward looking statements when it discusses the definitive agreement signed with Automax Motors, the potential investment by Automax Motors in Charging Robotics, that the on-demand autonomous charging system is intended to be used anywhere and anytime, that the WPT technology is intended to seamlessly and efficiently charge the vehicle upon demand, and it will carry the WPT from charging station or charging truck, to a customer’s vehicle that needs electric charging, as well as the planned features and functionality of the Wireless Power Transfer Technology. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.